Exhibit 99.1

EHang Reports Third Quarter 2022 Unaudited Financial Results

- EH216-S Type Certification in Final Phase

- Continued High Quarterly Gross Margin of 65.9%

- Partnership with Swire Group’s HAECO for Advanced Air Mobility

- Continued Flight Demonstrations in Asia and Europe

Guangzhou, China, December 2, 2022 — EHang Holdings Limited (“EHang” or the “Company”) (Nasdaq: EH), the world’s leading autonomous aerial vehicle (“AAV”) technology platform company, today announced its unaudited financial results for the third quarter ended September 30, 2022.

Financial and Operational Highlights for the Third Quarter 2022

•	Total revenues were RMB8.2 million (US$1.2 million), compared with RMB14.6 million in the second quarter of 2022.

•	Gross margin was 65.9%, representing a continued high gross margin level with a slight decrease of 1.2 percentage points from 67.1% in the second quarter of 2022.

•	Operating loss was RMB73.7 million (US$10.4 million), compared with RMB74.3 million in the second quarter of 2022.

•	Adjusted operating loss[1] (non-GAAP) was RMB52.9 million (US$7.4 million), compared with RMB51.2 million in the second quarter of 2022.

•	Net loss was RMB76.5 million (US$10.8 million), compared with RMB73.9 million in the second quarter of 2022.

•	Adjusted net loss[2] (non-GAAP) was RMB55.1 million (US$7.7 million), compared with RMB50.8 million in the second quarter of 2022.

•	Cash, cash equivalents, restricted cash and short-term investments balances were RMB208.8 million (US$29.4 million) as of September 30, 2022.

•	Sales and deliveries of EH216 AAVs were 4 units, compared with 8 units in the second quarter of 2022.

Business Highlights for the Third Quarter 2022 and Recent Updates

•	EH216-S Type Certification Updates

The EH216-S Unmanned Aircraft System (“UAS”) Type Certification (“TC”) process with the Civil Aviation Administration of China (“CAAC”) has progressed into the final phase of Demonstration and Verification of Compliance, after passing through the phases of Concept Design, Requirements Definition, and Compliance Planning. With all of the certification plans have been officially approved by CAAC, all specified review subjects have been confirmed, including performance and flight, structural strength, design and configuration, ground control station, airborne human-computer interaction, continued airworthiness, etc.

[1]	Adjusted operating loss is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses. See “Non-GAAP Financial Measures” below.
[2]

Adjusted net loss is a non-GAAP financial measure, which is defined as net loss excluding share-based compensation expenses and certain non-operational expenses. See “Non-GAAP Financial Measures” below.

The final phase is specifically to conduct verification reviews through laboratory tests, ground tests and inspections, flight tests, data analysis, in accordance with the approved certification plans. Over the past few years, EH216 AAVs have completed more than 30,000 trial flights, including passenger-carrying trial flights and tests in extreme environments involving high altitudes, typhoons, deserts and heavy fog. The accumulated data, experience and safe records have been compiled to support the demonstration and verification of compliance, and an appropriate number of test flights are being conducted to further supplement and accelerate the completion of the final phase.

In September and November 2022, EHang was invited by the International Civil Aviation Organization (“ICAO”) and CAAC to participate in the ICAO 41st Assembly, 2022 Innovation Fair, and RPAS Symposia Unmanned Aviation 2022 at ICAO’s headquarter in Montréal, Canada, sharing the exploration and practice on the EH216-S type certification project and innovative results with global aviation authorities. In particular, CAAC introduced the Special Conditions for EH216-S as China’s first airworthiness standard for human-carrying unmanned aircraft system at the ICAO 41st Assembly, for other countries’ reference in formulating related regulations, which received positive feedback from aviation authorities from other new regions, such as Latin America and Africa.

•	100 Air Mobility Routes Initiative Updates

Since the launch of EHang’s 100 Air Mobility Routes Initiative in 2021 to date, EHang has carried out operational trial flights with EH216 AAVs at 15 operation spots in China, where more than 6,800 operational trial flights have been completed in practical scenarios mainly for aerial sightseeing. EHang’s self-developed AAV operational system has been put into trial use for these operation spots and is expected to facilitate AAV operation management efficiency and prepare the operating team for post-certification commercial operations.

•	Partnership with Swire Group’s HAECO for Advanced Air Mobility

In October 2022, EHang signed a memorandum of understanding regarding the partnership with Hong Kong Aircraft Engineering Company Limited (“HAECO”), a world leading aircraft engineering and maintenance company and a subsidiary of Swire Group. The two parties plan to cooperate in multiple areas such as manufacturing and assembly, continued airworthiness, digital platforms, aircraft maintenance, and talent training. The focus of this partnership is to co-develop systems and solutions that meet the needs of continued airworthiness and after-sales maintenance services in preparation for the EH216 commercial operations.

•	EH216 Flight Demonstrations in 4 Japanese Cities to Mark 1,000-Day Countdown of Expo 2025 Osaka, Kansai

In July 2022, EH216 AAV successfully completed a demo flight tour across 4 cities in Japan and expanded its footprint for the first time into the Kansai, Kyushu and Shikoku regions after its demo flights in the cities of Okayama and Fukushima last year. Notably, EH216 made an extraordinary appearance on the ceremonial day marking the 1,000-day countdown to the opening of the Expo 2025 Osaka, Kansai. These unmanned EH216 demo flights in Japan included over-the-sea flights as well as point-to-point flights, both believed to be respective firsts for an electric vertical take-off and landing (“eVTOL”) vehicle in Japan.

•	EH216 Flight Demonstrations in Spain under EU SESAR AMU-LED Project

In October 2022, EH216 AAV successfully completed flight demonstrations in Spain under the European Union (“EU”)’s Air Mobility Urban—Large Experimental Demonstration (“AMU-LED”) project, one of Europe’s largest Urban Air Mobility (“UAM”) demonstration projects. These flight demonstrations verified and validated the UAM Concepts of Operations (“ConOps”) in the furtherance of the AMU-LED project objectives.

•	Participation in EUSPA Project SAMVA for EGNOS Adoption in Advanced Air Mobility

In November 2022, EHang participated in the SBAS (EGNOS) Adoption in Multicopter VTOL Aircraft (“SAMVA”) project. Under an initiative of the European Union Agency for the Space Programme (“EUSPA”), the SAMVA project is for deploying European Geostationary Navigation Overlay Service (“EGNOS”) on eVTOL aircraft operations, such as EH216 AAVs, to enhance advanced air mobility services and U-Space airspace integration across the continent.

CEO Remarks

Mr. Huazhi Hu, EHang’s Founder, Chairman and Chief Executive Officer, said, “While the unfavorable market impact of the COVID-19 resurgence in China added pressure to our third-quarter results, we made meaningful progress in type certification and other areas that will fuel our long-term growth. Specifically, the EH216-S Type Certification process has entered into the final phase of Demonstration and Verification of Compliance after all the certification plans were officially approved by CAAC. This reflects the diligent work from our team and tremendous support from the aviation authorities and the aviation industry. As we have almost completed the most arduous points in the process, we remain fully confident to complete the world’s first airworthiness certification for the human-carrying unmanned aircraft system. We will continue our efforts to expedite what remains to make it happen as soon as possible.”

“We also entered into a partnership with HAECO for advanced air mobility that addresses the needs of continued airworthiness and after-sales maintenance services in preparation for the EH216 commercial operations. Meanwhile, we continued with more flight demonstrations across Asia and Europe to lay solid foundation for our overseas market development. We remain focused on executing our comprehensive growth strategies. These concentrated efforts, combined with our leading AAV technologies and intelligent command and control systems, empower us to be well-positioned to capture growth when the market recovers from the pandemic resurgence and after obtaining the type certificate.”

Financial Results for the Third Quarter 2022

Revenues

Total revenues were RMB8.2 million (US$1.2 million), compared with RMB14.6 million in the second quarter of 2022.

Costs of revenues

Costs of revenues were RMB2.8 million (US$0.4 million), compared with RMB4.8 million in the second quarter of 2022.

Gross profit

Gross profit was RMB5.4 million (US$0.8 million), compared with RMB9.8 million in the second quarter of 2022.

Gross margin was 65.9%, down 1.2 percentage points from 67.1% in the second quarter of 2022. The decrease in gross margin was mainly due to changes in revenue mix.

Operating expenses

Total operating expenses were RMB80.5 million (US$11.3 million), compared with RMB86.5 million in the second quarter of 2022.

•	Sales and marketing expenses were RMB12.7 million (US$1.8 million), compared with RMB12.2 million in the second quarter of 2022.

•

General and administrative expenses were RMB36.5 million (US$5.1 million), compared with RMB39.6 million in the second quarter of 2022. The decreases were mainly attributed to higher professional service fees primarily due to the filing of our annual report and some other legal matters as well as share-based compensation expenses in the second quarter, partially offset by the additional provisions for accounts receivable in consideration of the impact of the continuous COVID-19 epidemic and control measures in China.

•

Research and development expenses were RMB31.3 million (US$4.4 million), compared with RMB34.7 million in the second quarter of 2022. The decrease was mainly attributed to the different development processes of new AAV models and the ongoing EH216-S certification process.

Adjusted operating expenses3 (non-GAAP)

Adjusted operating expenses were RMB59.7 million (US$8.4 million), representing an improvement of 5.9% from RMB63.4 million in the second quarter of 2022. Adjusted sales and marketing expenses, adjusted general and administration expenses, and adjusted research and development expenses were RMB7.9 million (US$1.1 million), RMB28.8 million (US$4.0 million) and RMB23.0 million (US$3.3 million) in the third quarter of 2022, respectively. The decrease in adjusted operating expenses was primarily due to the same reasons discussed under the heading “Operating expenses” above.

Operating loss

Operating loss was RMB73.7 million (US$10.4 million), compared with RMB74.3 million in the second quarter of 2022.

Adjusted operating loss (non-GAAP)4

Adjusted operating loss was RMB52.9 million (US$7.4 million), compared with RMB51.2 million in the second quarter of 2022.

[3]	Adjusted operating expenses is a non-GAAP financial measure, which is defined as operating expenses excluding share-based compensation expenses. See “Non-GAAP Financial Measures” below.
[4]	Adjusted operating loss is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses. See “Non-GAAP Financial Measures” below.

Net loss

Net loss was RMB76.5 million (US$10.8 million), compared with RMB73.9 million in the second quarter of 2022.

Adjusted net loss (non-GAAP)5

Adjusted net loss was RMB55.1 million (US$7.7 million), compared with RMB50.8 million in the second quarter of 2022.

Adjusted net loss attributable to EHang’s ordinary shareholders was RMB54.7 million (US$7.7 million), compared with RMB50.4 million in the second quarter of 2022.

Loss per share and per ADS

Basic and diluted net loss per ordinary share were both RMB0.66 (US$0.09). Adjusted basic and diluted net loss per ordinary share6 (non-GAAP) were both RMB0.48 (US$0.07).

Basic and diluted net loss per ADS were both RMB1.32 (US$0.18). Adjusted basic and diluted net loss per ADS7 (non-GAAP) were both RMB0.96 (US$0.14).

Balance Sheets

•	Cash, cash equivalents, restricted cash and short-term investments balances were RMB208.8 million (US$29.4 million) as of September 30, 2022.

Business Outlook

Due to the continued uncertainties and challenges surrounding the impacts and duration of the COVID-19 epidemic and control measures in China, we have adjusted the annual revenues forecast for 2022 to be in the range of RMB55 million to RMB65 million.

Nevertheless, we remain optimistic and confident in our long-term growth outlook given our leading advantages in AAV technologies and certification process which has reached the final phase, the increasing global UAM market demands, our growing AAV pre-orders, our ongoing preparations and deployment for commercial operations, and the relevant policy support, especially in China.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectations regarding its business situation and market conditions. The outlook is subject to changes, especially uncertainties and situations related to the EH216-S certification process, COVID-19 epidemic and control measures, and global political and economic landscape, etc.

[5]

Adjusted net loss is a non-GAAP financial measure, which is defined as net loss excluding share-based compensation expenses and certain non-operational expenses. See “Non-GAAP Financial Measures” below.

[6]

Adjusted basic and diluted loss per ordinary share is a non-GAAP financial measure, which is defined as basic and diluted loss per ordinary share excluding share-based compensation expenses and certain non-operational expenses. See “Non-GAAP Financial Measures” below.

[7]

Adjusted basic and diluted loss per ADS is a non-GAAP financial measure, which is defined as basic and diluted loss per ADS excluding share-based compensation expenses and certain non-operational expenses. See “Non-GAAP Financial Measures” below.

Conference Call

EHang’s management team will host an earnings conference call at 8:00 AM on Friday, December 2, 2022, U.S. Eastern Time (9:00 PM on December 2, 2022, Beijing/Hong Kong Time).

To join the conference call via telephone, participants must use the following link to complete an online registration process. Upon registering, each participant will receive email instructions to access the conference call, including dial-in information and a PIN number allowing access to the conference call.

Participant Online Registration:

https://register.vevent.com/register/BI2c85c1a84e214dd289b963a4ef393b7c

A live and archived webcast of the conference call will be available on the Company’s investors relations website at http://ir.ehang.com/.

About EHang

EHang (Nasdaq: EH) is the world’s leading autonomous aerial vehicle (“AAV”) technology platform company. EHang’s mission is to make safe, autonomous, and eco-friendly air mobility accessible to everyone. EHang provides customers in various industries with AAV products and commercial solutions: urban air mobility (including passenger transportation and logistics), smart city management, and aerial media solutions. As the forerunner of cutting-edge AAV technologies and commercial solutions in the global Urban Air Mobility (“UAM”) industry, EHang continues to explore the boundaries of the sky to make flying technologies benefit our life in smart cities. For more information, please visit www.ehang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about management’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to those relating to EH216 Type Certification, our expectations regarding demand for, and market acceptance of, our AAV products and solutions and the commercialization of UAM services, our relationships with strategic partners, and current litigation and potential litigation involving us. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause EHang’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Non-GAAP Financial Measures

The Company uses adjusted gross profit, adjusted operating expenses, adjusted sales and marketing expenses, adjusted general and administration expenses, adjusted research and development expenses, adjusted operating loss, adjusted net loss, adjusted net loss attributable to ordinary shareholders, adjusted basic and diluted loss per ordinary share and adjusted basic and diluted loss per ADS (collectively, the “Non-GAAP Financial Measures”) in evaluating its operating results and for financial and operational decision-making purposes. There was no income tax impact on the Company’s non-GAAP adjustments because the non-GAAP adjustments are usually recorded in entities located in tax-free jurisdictions, such as the Cayman Islands.

The Company believes that the Non-GAAP Financial Measures help identify underlying trends in its business that could otherwise be distorted by the effects of items of (i) share-based compensation expenses and (ii) certain non-operational expenses, such as provisions for legal proceedings, which are included in their comparable GAAP measures. The Company believes that the Non-GAAP Financial Measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management members in their financial and operational decision-making.

The Non-GAAP Financial Measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The Non-GAAP Financial Measures have limitations as analytical tools. One of the key limitations of using the Non-GAAP Financial Measures is that they do not reflect all items of expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of the Non-GAAP Financial Measures. Further, the Non-GAAP Financial Measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the Non-GAAP Financial Measures to the nearest U.S. GAAP measures, all of which should be considered when evaluating the Company’s performance.

Each of the Non-GAAP Financial Measures should not be considered in isolation or construed as an alternative to its comparable GAAP measure or any other measure of performance or as an indicator of the Company’s operating performance or financial results. Investors are encouraged to review the Company’s most directly comparable GAAP measures in conjunction with the Non-GAAP Financial Measures. The Non-GAAP Financial Measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the Non-GAAP Financial Measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.1135 to US$1.00, the noon buying rate in effect on September 30, 2022 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to in this press release could have been converted into USD or RMB, as the case may be, at any particular rate or at all.

Investor Contact: ir@ehang.com

Media Contact: pr@ehang.com

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2021	As of September 30, 2022
	RMB	RMB (Unaudited)	US$ (Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	246,863	137,421	19,318
Restricted cash	160	—	—
Short-term investments	65,108	71,360	10,032
Accounts receivable, net	56,189	39,125	5,500
Inventories	78,075	79,463	11,171
Prepayments and other current assets	29,395	48,620	6,835
Amount due from a related party	1,360	—	—

Total current assets	477,150	375,989	52,856

Non-current assets:
Property and equipment, net	33,821	36,532	5,136
Operating lease right-of-use assets, net[8]	—	79,237	11,139
Intangible assets, net	745	1,534	216
Long-term loans receivable	15,208	1,850	260
Long-term investments	6,143	8,007	1,126
Other non-current assets	2,367	1,406	198

Total non-current assets	58,284	128,566	18,075

Total assets	535,434	504,555	70,931

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	10,000	39,794	5,594
Accounts payable	45,560	34,665	4,873
Contract liabilities	14,831	17,569	2,470
Current portion of long-term bank loans	3,000	14,269	2,006
Accrued expenses and other liabilities	61,851	69,788	9,811
Current portion of lease liabilities[8]	—	11,112	1,562
Deferred income	733	816	115
Deferred government subsidies	468	1,612	227
Income taxes payable	4	5	1

Total current liabilities	136,447	189,630	26,659

Non-current liabilities:
Long-term bank loans	17,000	4,231	595
Mandatorily redeemable non-controlling interests	40,000	40,000	5,623
Deferred tax liabilities	292	292	41
Unrecognized tax benefit	5,480	5,480	770
Lease liabilities[8]	—	70,183	9,866
Deferred income	2,169	1,805	254
Other non-current liabilities	—	1,428	201

Total non-current liabilities	64,941	123,419	17,350

Total liabilities	201,388	313,049	44,009

[8]	On January 1, 2022, the Company adopted ASC 842, the new lease standard, using the modified retrospective transition method and will not restate comparative periods.

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2021	As of September 30, 2022
	RMB	RMB (Unaudited)	US$ (Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY (CONTINUED)
Shareholders’ equity:
Ordinary shares	75	75	11
Additional paid-in capital	1,459,374	1,513,835	212,812
Statutory reserves	1,191	1,191	167
Accumulated deficit	(1,122,153)	(1,340,492)	(188,443)
Accumulated other comprehensive (loss) income	(5,886)	16,256	2,285

Total EHang Holdings Limited shareholders’ equity	332,601	190,865	26,832
Non-controlling interests	1,445	641	90

Total shareholders’ equity	334,046	191,506	26,922

Total liabilities and shareholders’ equity	535,434	504,555	70,931

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three Months Ended				Nine Months Ended
	September 30, 2021	June 30, 2022	September 30, 2022		September 30, 2021	September 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Total revenues	12,965	14,618	8,226	1,156	48,106	28,634	4,025
Costs of revenues	(4,955)	(4,805)	(2,801)	(394)	(17,303)	(9,780)	(1,375)

Gross profit	8,010	9,813	5,425	762	30,803	18,854	2,650
Operating expenses:
Sales and marketing expenses	(10,740)	(12,243)	(12,669)	(1,781)	(30,988)	(37,609)	(5,287)
General and administrative expenses	(36,845)	(39,563)	(36,555)	(5,139)	(125,713)	(99,628)	(14,005)
Research and development expenses	(38,699)	(34,727)	(31,257)	(4,394)	(98,322)	(97,985)	(13,775)

Total operating expenses	(86,284)	(86,533)	(80,481)	(11,314)	(255,023)	(235,222)	(33,067)
Other operating income	4,945	2,424	1,393	196	9,775	4,595	646

Operating loss	(73,329)	(74,296)	(73,663)	(10,356)	(214,445)	(211,773)	(29,771)
Other income (expense):
Interest and investment income	1,427	1,139	984	138	3,945	3,493	491
Interest expenses	(474)	(440)	(543)	(76)	(1,342)	(1,458)	(205)
Foreign exchange loss	(162)	(1,018)	(801)	(113)	(430)	(2,242)	(315)
Other non-operating income (expenses), net	299	721	(2,522)	(355)	3,032	(7,290)	(1,025)

Total other income (expense)	1,090	402	(2,882)	(406)	5,205	(7,497)	(1,054)
Loss before income tax and income from equity method investment	(72,239)	(73,894)	(76,545)	(10,762)	(209,240)	(219,270)	(30,825)

Income tax expenses	(12)	(1)	(73)	(10)	(129)	(72)	(10)

Loss before income from equity method investment	(72,251)	(73,895)	(76,618)	(10,772)	(209,369)	(219,342)	(30,835)
Income from equity method investment	—	30	71	10	—	114	16

Net loss	(72,251)	(73,865)	(76,547)	(10,762)	(209,369)	(219,228)	(30,819)

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three Months Ended				Nine Months Ended
	September 30, 2021	June 30, 2022	September 30, 2022		September 30, 2021	September 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net loss	(72,251)	(73,865)	(76,547)	(10,762)	(209,369)	(219,228)	(30,819)
Net loss attributable to non-controlling interests	276	312	422	59	834	889	125

Net loss attributable to ordinary shareholders	(71,975)	(73,553)	(76,125)	(10,703)	(208,535)	(218,339)	(30,694)
Net loss per ordinary share:
Basic and diluted	(0.65)	(0.64)	(0.66)	(0.09)	(1.88)	(1.91)	(0.27)
Shares used in net loss per ordinary share computation (in thousands of shares):
Basic and diluted	111,240	114,410	114,734	114,734	110,861	114,503	114,503
Loss per ADS (2 ordinary shares equal to 1 ADS) Basic and diluted	(1.30)	(1.28)	(1.32)	(0.18)	(3.76)	(3.82)	(0.54)
Other comprehensive income (loss)
Foreign currency translation adjustments net of nil tax	1,234	12,444	10,812	1,520	(319)	22,142	3,113
Realized gains on available-for-sale investments, net of nil tax	—	—	—	—	(1,729)	—	—

Total other comprehensive income (loss), net of tax	1,234	12,444	10,812	1,520	(2,048)	22,142	3,113
Comprehensive loss	(71,017)	(61,421)	(65,735)	(9,242)	(211,417)	(197,086)	(27,706)
Comprehensive loss attributable to non-controlling interests	276	312	422	59	834	889	125

Comprehensive loss attributable to ordinary shareholders	(70,741)	(61,109)	(65,313)	(9,183)	(210,583)	(196,197)	(27,581)

EHANG HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three Months Ended				Nine Months Ended
	September 30, 2021	June 30, 2022	September 30, 2022		September 30, 2021	September 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Gross profit	8,010	9,813	5,425	762	30,803	18,854	2,650
Plus: Share-based compensation expenses	—	—	—	—	—	—	—

Adjusted gross profit	8,010	9,813	5,425	762	30,803	18,854	2,650

Sales and marketing expenses	(10,740)	(12,243)	(12,669)	(1,781)	(30,988)	(37,609)	(5,287)
Plus: Share-based compensation expenses	4,652	4,545	4,797	675	13,856	13,694	1,925

Adjusted sales and marketing expenses	(6,088)	(7,698)	(7,872)	(1,106)	(17,132)	(23,915)	(3,362)

General and administrative expenses	(36,845)	(39,563)	(36,555)	(5,139)	(125,713)	(99,628)	(14,005)
Plus: Share-based compensation expenses	11,741	10,726	7,779	1,094	60,982	28,758	4,043

Adjusted general and administrative expenses	(25,104)	(28,837)	(28,776)	(4,045)	(64,731)	(70,870)	(9,962)

Research and development expenses	(38,699)	(34,727)	(31,257)	(4,394)	(98,322)	(97,985)	(13,775)
Plus: Share-based compensation expenses	8,058	7,834	8,235	1,158	23,973	23,608	3,319

Adjusted research and development expenses	(30,641)	(26,893)	(23,022)	(3,236)	(74,349)	(74,377)	(10,456)

Operating expenses	(86,284)	(86,533)	(80,481)	(11,314)	(255,023)	(235,222)	(33,067)
Plus: Share-based compensation expenses	24,451	23,105	20,811	2,927	98,811	66,060	9,287

Adjusted operating expenses	(61,833)	(63,428)	(59,670)	(8,387)	(156,212)	(169,162)	(23,780)

Operating loss	(73,329)	(74,296)	(73,663)	(10,356)	(214,445)	(211,773)	(29,771)
Plus: Share-based compensation expenses	24,451	23,105	20,811	2,927	98,811	66,060	9,287

Adjusted operating loss	(48,878)	(51,191)	(52,852)	(7,429)	(115,634)	(145,713)	(20,484)

EHANG HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2021	June 30, 2022	September 30, 2022		September 30, 2021	September 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net loss	(72,251)	(73,865)	(76,547)	(10,762)	(209,369)	(219,228)	(30,819)
Plus: Share-based compensation expenses	24,451	23,105	20,811	2,927	98,811	66,060	9,287
Plus: Certain non-operational expenses	—	—	636	89	—	6,439	905

Adjusted net loss	(47,800)	(50,760)	(55,100)	(7,746)	(110,558)	(146,729)	(20,627)

Net loss attributable to ordinary shareholders	(71,975)	(73,553)	(76,125)	(10,703)	(208,535)	(218,339)	(30,694)
Plus: Share-based compensation expenses	24,451	23,105	20,811	2,927	98,811	66,060	9,287
Plus: Certain non-operational expenses	—	—	636	89	—	6,439	905

Adjusted net loss attributable to ordinary shareholders	(47,524)	(50,448)	(54,678)	(7,687)	(109,724)	(145,840)	(20,502)

Adjusted basic and diluted net loss per ordinary share	(0.43)	(0.44)	(0.48)	(0.07)	(0.99)	(1.27)	(0.18)
Adjusted basic and diluted net loss per ADS	(0.86)	(0.88)	(0.96)	(0.14)	(1.98)	(2.54)	(0.36)